

08029236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43882

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __1/1/07__ AND ENDING __12/31/07__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GBM International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Post Oak Blvd., Suite 1110

(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Nunn   713-745-9100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, P.C.

(Name – if individual, state last, first, middle name)

1333 W. Loop South, Suite 1400	Houston	Texas	77027‑11
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Richard Nunn_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___GBM International, Inc._____ , as of ___December 31_____, 20 _07_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

FINOP
_____
Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 18, 2011

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GBM INTERNATIONAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF PORTFOLIO INVESTMENTS, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2007

CONTENTS



INDEPENDENT AUDITORS' REPORT

February 20, 2008

Board of Directors
GBM INTERNATIONAL, INC. (A WHOLLY-OWNED
   SUBSIDAIRY OF PORTFOLIO INVESTMENTS, INC., WHICH
   IS WHOLLY-OWNED BY GBM GRUPO BURSATIL MEXICANO
   S.A. DE C.V., CASA DE BOLSA)

We have audited the accompanying statement of financial condition of GBM INTERNATIONAL, INC. as of December 31, 2007, and the related statement of income and retained earnings, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBM INTERNATIONAL, INC. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

EEPB, PC

GBM INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	29,157
Deposits held by clearing brokers, restricted		105,500
Accounts receivable		398,803
Receivable from nonaffiliated brokers and dealers		2,245,229
Receivable from employees		14,900
Securities owned - marketable, at market value		14,847
TOTAL CURRENT ASSETS		2,808,436
Property and equipment, net		83,448
Other assets		41,406
TOTAL NON-CURRENT ASSETS		124,854
TOTAL ASSETS	$	2,933,290

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$	147,158
Payable to affiliates		159,711
Accrued income taxes payable to affiliate		616,484
TOTAL CURRENT LIABILITIES		923,353

LONG-TERM LIABILITIES

Deferred income taxes, net		14,503

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common stock, no par value; 1,000 shares authorized; 725 shares issued and outstanding		-
Additional paid in capital		7,495,035
Retained earnings (deficit)		(5,499,601)
TOTAL STOCKHOLDER'S EQUITY		1,995,434
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,933,290

The accompanying notes are an integral
part of these financial statements.

-4-

GBM INTERNATIONAL, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE

Net dealer inventory and investment gain	$ 3,032,199
Commissions	3,503,694
Underwritings	866,779
Interest and dividends	127,301
Other	45,723
TOTAL REVENUE	7,575,696

EXPENSES

Employee compensation and benefits	1,825,648
Clearing, execution and commission fees	1,186,538
Research and terminal usage fees	518,878
General and administrative	393,603
Professional fees	296,188
Interest expense	191,492
Depreciation expense	23,622
TOTAL EXPENSES	4,435,969
INCOME BEFORE INCOME TAXES	3,139,727
PROVISION FOR INCOME TAXES	(1,106,819)
NET INCOME	2,032,908
RETAINED EARNINGS (DEFICIT), BEGINNING OF THE YEAR	(5,773,603)
DIVIDENDS	(1,758,906)
RETAINED EARNINGS (DEFICIT), END OF THE YEAR	$ (5,499,601)

The accompanying notes are an integral
part of these financial statements.

-5-

GBM INTERNATIONAL, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

BALANCE AT DECEMBER 31, 2006	$ -
Proceeds from subordinated notes	50,000,000
Payment of subordinated notes	(50,000,000)
BALANCE AT DECEMBER 31, 2007	$ -

The accompanying notes are an integral
part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 2,032,908
Adjustments to reconcile net income	
to cash provided by operating activities:	
Unrealized loss on securities owned - marketable	(5,610)
Depreciation	23,622
Deferred income taxes	2,996
Changes in operating assets and liabilities	
Accounts receivable	(390,474)
Receivable from nonaffiliated brokers and dealers	(1,418,037)
Receivable from/payable to affiliates	1,176,731
Receivable from employees	(4,650)
Other assets	(15,850)
Accounts payable and accrued liabilities	41,681
Accrued income taxes	225,881
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,669,198
CASH FLOWS FROM INVESTING ACTIVITIES	
Deposits held by clearing brokers, restricted	104,147
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(1,758,906)
Loan proceeds	50,000,000
Loan repayments	(50,000,000)
NET CASH USED IN FINANCING ACTIVITIES	(1,758,906)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,439
CASH AND CASH EQUIVALENTS, beginning of year	14,718
CASH AND CASH EQUIVALENTS, end of year	$ 29,157
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ 191,492

The accompanying notes are an integral
part of these financial statements.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GBM INTERNATIONAL, INC. ("International" or the "Company") was incorporated for the purpose of serving as an introducing broker-dealer as an agent to its customers and to conduct certain investment banking activities.   International is a wholly-owned subsidiary of Portfolio Investments, Inc. ("PI"), which is a wholly-owned subsidiary of GBM Grupo Bursatil Mexicano S.A. de C.V., Casa De Bolsa ("GBM Mexico"). International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").   International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association.   International executes securities trades for customers as a principal and agent, futures trades as agent, and securities trading for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Cash and cash equivalents

For the purposes of the statement of cash flows, International considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Deposits held by clearing brokers

Under the terms of the Clearing Agreement between International with Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge"), International is required to maintain a certain level of cash on deposit with Ridge which amounted to $105,500 at December 31, 2007.   Should Ridge suffer a loss due to a failure of International's customer to complete a transaction, International is required to indemnify Ridge to the extent of such loss. As of December 31, 2007, there were no amounts owed to these clearing brokers nor did International incur a loss during the year ended December 31, 2007 due to a customer's failure to complete a transaction.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Receivable from nonaffiliated brokers and dealers

Receivables from brokers, dealers, and clearing organizations may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions receivable.

Securities Transactions

Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in income under the caption net dealer inventory and investment gain.

Securities transactions and related income and expense are recorded on the trade date.   Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method.   Substantially all of the net dealer inventory and investment gain relate to security positions in companies domiciled in Mexico and South America.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful lives of the related assets ranging from 5-7 years. Leasehold improvements are depreciated over the remaining useful life of the lease. Maintenance and repairs are charged to operations as incurred.

Income Taxes

International's revenue and expenses are included in the consolidated Federal income tax return filed by PI.   International's tax calculations are made as if International prepared a separate income tax return. Additionally, International may record a tax benefit, if such benefit can be utilized by PI in its consolidated return. International is also subject to certain state income taxes.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in International's financial statements or would have been recognized in PI's consolidated tax return. In

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. International provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

Beginning January 1, 2007, International became subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined, and was approximately $53,294 for the year ended December 31, 2007.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109, ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2007. Adoption of FIN 48 is not expected to have a material effect on our consolidated financial statements.

Foreign currency transactions

As an agent, in the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the period and are included in the caption net dealer inventory and investment gain. There were no net realized and unrealized foreign currency losses recorded in 2007. For the purposes of reporting cash flows, International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Fair value of financial instruments

Management has determined that the fair value of International's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

NOTE 2:   TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the government of Mexico. However, there were no such transactions entered into during 2007. Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico. Commission and dealer income earned from GBM Mexico during the year ended December 31, 2007 was $935,614. Commissions receivable from GBM Mexico at December 31, 2007 were $74,744. GBM Mexico also charges International for overhead costs. Amounts payable to GBM Mexico for these overhead costs were $96,000 at December 31, 2007.

Furthermore, International from time to time may enter into transactions with affiliates in the normal course of business which are recorded within receivable from or payable to affiliates. As of December 31, 2007, there was $159,711 payable to affiliates, the majority of which arose as result of tax consequences of being a subsidiary of a consolidated group that files a consolidated Federal income tax return.

From time to time advances are made to employees by International. At December 31, 2007, a total of $14,900 of employee receivables remained outstanding.

NOTE 3:   NET CAPITAL REQUIREMENTS

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). At December 31, 2007, International had net capital, as defined, of $1,315,530, which was $1,215,530 in excess of the required minimum net capital of $100,000. International's ratio of aggregate indebtedness was 0.70-to1 at December 31, 2007. International is currently in compliance with these requirements.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule II.

NOTE 4:   SECURITIES

Marketable securities owned consisted of the following at December 31, 2007:

	Cost	Market
U.S. securities		
Corporate stocks	$ 3,300	$ 14,847

NOTE 5:   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2007:

	Estimated Useful Lives	2007
Office equipment	5 years	$ 48,059
Vehicles	5 years	20,441
Leasehold improvements	lease term	85,813
Subtotal		154,313
Less: accumulated depreciation		(70,865)
		$ 83,448

NOTE 6:   INCOME TAXES

Deferred income taxes reflect the net effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. Deferred tax assets (liabilities) consist of the following at December 31, 2007:

	2006	Activity	Allowance	2007
Unrealized gain (loss) on securities	$ (2,018)	$ (1,907)	$ -	$ (3,925)
Depreciation	(16,208)	3,318	-	(12,890)
Deferred rent	(7,657)	(641)	-	(8,298)
Rent incentive	14,376	(3,766)	-	10,610
Deferred tax assets (liabilities)	$ (11,507)	$ (2,996)	$ -	$ (14,503)

Income tax expense consisted of the following:

Federal
Current	$ 1,050,529
Deferred	2,996
Total	1,053,525

State
Current	53,294
Tax expense	$ 1,106,819

NOTE 7:   COMMITMENTS AND CONTINGENCIES

Operating Lease
International leases its office facility under a non-cancelable operating lease which expires on August 31, 2010. International accounts for lease incentives, free rent and lease build-out allowances provided by the lessor, as deferred rent which is amortized to earnings on a straight line bases over the life of the lease which is 66 months. Deferred rent incentives at December 31, 2007 were $51,845. Future minimum lease payments for this lease at December 31, 2007 are as follows:

NOTE 7:   COMMITMENTS AND CONTINGENCIES *(Continued)*

Year Ending December 31,	
2008	$ 59,109
2009	60,563
2010	40,698
2011	-
	$ 160,370

Rent expense for the year ended December 31, 2007 was $61,297.

Security transactions

In the normal course of business, International enters into securities short-sale transactions for its own account and for its clients as an agent. Since the securities subject to such transactions are not in International's possession, International is subject to risk of loss if it must acquire the securities on the open market at a price which exceeds the contract amount of the transaction. At December 31, 2007, International does not expect nonperformance by customers or counterparties.

International executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, International may be required to discharge the obligation of the nonperforming party. In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. International does not expect nonperformance by customers or counterparties.

International clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between International and the clearing brokers, the clearing brokers have the right to charge International for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge International has no maximum amount and applies to all trades executed through the clearing broker, International believes there is no maximum amount assignable to this right. At December 31, 2007, International has recorded liabilities with regard to the right. During 2007, International did not pay the clearing brokers any amounts related to these guarantees. International's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, International has a policy of reviewing, as

NOTE 7:   COMMITMENTS AND CONTINGENCIES *(Continued)*

considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, International enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. International's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against International that have not yet occurred. However, based on experience, International expects the risk of loss to be remote.

NOTE 8:   CONCENTRATIONS

A portion of International's trading activities, as an agent, involve securities of companies domiciled in Mexico and South America. Consequently, the ability of International to maintain appropriate levels of trading activity in Mexican and South American securities and the value of such securities outstanding is impacted by economic and business conditions in Mexico and South America.

NOTE 9:   SUBORDINATED LIABILITIES

International had one subordinated liability during the year ended December 31, 2007. International participated in an underwriting of an initial public offering of a Mexican security. In conjunction with the underwriting, International borrowed $50,000,000 as a subordinated liability. International paid the $50,000,000 back after its allocation of shares were sold in 2007. For its part in the underwriting, International earned $866,779 in underwriting income.

SUPPLEMENTAL INFORMATION



EEPB *Certified Public Accountants & Consultants*

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 20, 2008

Board of Directors
GBM INTERNATIONAL, INC.
Houston, Texas

We have audited the accompanying financial statements of GBM INTERNATIONAL, INC. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 20, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

$\varepsilon \varepsilon P B, PC$

Easley, Endres, Parkhill & Brackendorff, P.C. *Certified Public Accountants & Consultants*
1333 West Loop South, Suite 1400 | Houston, TX 77027 | Phone: 713.622.0016 | Fax: 713.622.5527 | www.eepb.com

GBM INTERNATIONAL, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

12/31/2007

Net capital:	
Total stockholder's equity	$ 1,995,434
Reductions and charges:	
Nonallowable assets:	
Property and equipment, net	83,448
Accounts receivable	410,541
Receivable from affiliates and employees	117,224
Petty cash	209
Other assets	64,073
Total nonallowable assets and charges, net	675,495
Net capital before haircuts on security positions	1,319,939
Haircuts on security positions	(4,409)
Net capital	$ 1,315,530
Aggregate indebtedness	$ 923,353
Percent of aggregate indebtedness to net capital	70%
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 1,215,530
Reconciliation with the Company's computation (included in Part II of Form X-17-A-5) as of December 31, 2007	
Net capital, as reported in Company's Part II (unaudited) Focus Report	1,285,439
Audit adjustments for federal income taxes and other	30,091
Net capital, per above	$ 1,315,530

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

The audit adjustments noted above are the only differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by GBM International, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2007.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because GBM International, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2007 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2007.



EEPB *Certified Public Accountants & Consultants*

<u>INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE</u>

February 20, 2008

Board of Directors
GBM INTERNATIONAL, INC.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of GBM INTERNATIONAL, INC. ("International") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of International's internal control. Accordingly, we do not express an opinion on the effectiveness of International's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by International including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because International does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by International in any of the following:

1. Making the quarterly securities examinations, accounts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of International is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

E E PB, PC

